UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended March 31, 2010

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____ to ____.

Commission File No. 0-23832

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard

Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

March 31, 2010 and 2009

* Other schedules required by 29 CFR 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant–directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended March 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule:  Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of March 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The GriggsGroup CPAs

August 25, 2010
Certified Public Accountants
Ponte Vedra Beach, Florida

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits
March 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value	$146,158,733	$98,197,025
Receivables:
Employee contribution	730,713	-
Employer contribution	636,901	-
Total receivables	1,367,614	-
Total assets	147,526,347	98,197,025
Liabilities
Payables	332,159	394,581
Net assets available for benefits, at fair value	147,194,188	97,802,444
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	85,559	1,112,387
Net assets available for benefits	$147,279,747	$98,914,831

The accompanying notes are an integral part of these financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended March 31, 2010

2010
Additions to net assets available for benefits:
Investment income:
Net appreciation in fair value of investments	$42,674,355
Dividends and interest income	888,150
Net investment gain	43,562,505
Contributions:
Participant	9,882,342
Employer	2,273,410
Rollovers from qualified plans	266,225
Total contributions	12,421,977
Total additions	55,984,482
Deductions from net assets available for benefits:
Benefits paid to participants	(7,608,016)
Administrative expenses	(11,550)
Total deductions	(7,619,566)
Total increase in net assets available for benefits	48,364,916
Net assets available for benefits:
Beginning of year	98,914,831
End of year	$147,279,747

The accompanying notes are an integral part of these financial statements.

(1)  Description of Plan

The following description of the PSS World Medical, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution retirement plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the “Company” or “employer”). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (“ESOP”), whereby employee and employer contributions can be invested in the PSS World Medical, Inc. unitized stock fund, which means participants do not actually own shares of PSS World Medical, Inc. common stock but rather own an interest in the unitized stock fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended.

(b)  Eligibility

Any employee of the Company is eligible to participate in the Plan upon completing 30 days of service. Plan entry dates are the first day of each month within the Plan year.

(c)  Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participants who have attained age 50 before the close of the calendar year are eligible to make an additional elective deferral contribution. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant. The Plan also allows participants to make elective contributions from bonuses.  On December 17, 2009, the Plan was amended to exclude special discretionary bonuses from compensation for the purpose of calculating participant and Company matching contributions.

The Company may make the following types of contributions: (i) Supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) Non-ESOP matching contributions, (iv) ESOP employer contributions, (v) Employer discretionary contributions, and (vi) Qualified non-elective contributions.

Supplemental ESOP Matching Contributions

For the Plan year ended March 31, 2010, the Company made no Supplemental ESOP Matching Contributions.

ESOP Matching Contributions

For the Plan year ended March 31, 2010, the Company made no ESOP Matching Contributions.

Non-ESOP Matching Contributions

The Company’s board of directors may elect annually to make a discretionary contribution in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the board of directors. The board of directors also determines the percentage of participant elective contributions to be matched as well as the maximum amount of match to be contributed. A participant must make elective salary deferrals to be eligible for such matching contributions.

Non-ESOP Matching Contributions for each eligible participant are equal to the lesser of (i) 50% of a participant’s elective deferral amount up to 6% of a participant’s compensation for the Plan year or (ii) $1,250. This Non-ESOP Matching Contribution is subject to a six-year vesting schedule, as described in Note 1(d), Vesting. The Non-ESOP Matching Contributions for the Plan year ended March 31, 2010 were $1,820,831, of which $1,652,663 was funded by the Company and $168,168 was covered by forfeitures already in the Plan.

ESOP Employer Contributions

There were no ESOP employer contributions for the Plan year ended March 31, 2010.

Employer Discretionary Contribution

The Company’s board of directors may also elect annually to make employer discretionary contributions. For the Plan year ended March 31, 2010, such contributions were made to non-highly compensated employees who were employed on the last day of the Plan year. The amount of such contributions was equal to 0.5% of each non-highly compensated employee’s compensation for Plan year ended March 31, 2010.  Employer discretionary contributions were $620,716, recorded in Employer contribution receivables on the Statements of Net Assets Available for Benefits as of Plan year ended March 31, 2010.

Qualified Non-Elective Contributions

The Company’s board of directors may also elect annually to make qualified non-elective contributions. Such contributions may be allocated to a limited number of non-highly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. There were no qualified non-elective contributions for the Plan year ended March 31, 2010.

(d)  Vesting

Participants are immediately vested in their contributions. Participants are vested in the Company’s ESOP matching contributions, Non-ESOP matching contributions, ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in the participant’s account balance.

(e)  Forfeited Accounts

Nonvested portions of the Company’s discretionary contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. During the Plan year ended March 31, 2010, forfeitures of nonvested accounts totaled $80,894.  Forfeitures used to reduce Company matching contributions were $168,168 for the Plan year ended March 31, 2010. There were no forfeitures used to reduce employer matching contributions for the Plan year ended March 31, 2009.  As of March 31, 2010 and March 31, 2009, forfeited, nonvested accounts of $4,279 and $88,553, respectively, were reflected in the accompanying Statements of Net Assets Available for Benefits.

(f)  Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in the participant’s account. Balances in participant accounts are paid in a single lump sum.

Participants who have an account balance in the Plan’s unitized stock fund will have their account balances distributed in shares of the Company’s common stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction. On March 28, 2005, the Plan was amended to address federally mandated automatic rollovers, where certain distributions may be rolled over to an Individual Retirement Plan. On November 11, 2008, the Plan was amended to comply with the final Treasury regulations under section 415 of the IRC which amended the definition of compensation under the Plan to include severance.

(g)  Participant Loans

The Plan does not permit participant loans.

(h)  Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)  Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Transfer Agent of the Company prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares according to the instructions given by a participant. If no instructions are given to the Trustee by a participant, the Trustee will vote any allocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(2)  Summary of Significant Accounting Policies

(a)  Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)  Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principals (“GAAP”) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(c)  Income and Expense Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of investments are recorded on a trade date basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments, allocated to the individual accounts.

(d)  Investment Valuation

Investments in mutual funds are stated at fair value, which are based on published market quotations on national exchanges. Investments in common collective trusts are stated at the fair value based on the underlying unit values reported using audited financial statements of the collective trust and changes in such amounts through the Plan’s year end. The Plan’s unitized stock fund as of March 31, 2010 is valued at a unit value determined by the amount of shares of common stock and cash held within the unitized stock fund.

Investments in the accompanying Statements of Net Assets Available for Benefits include an investment in a common collective trust, ABN AMRO Income Plus Fund, which includes fully benefit responsive investment contracts recognized at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)  Payment of Benefits

Benefits are recorded when paid.

(f)  Administrative Expenses

Administrative expenses reflected in the Statement of Changes in Net Assets Available for Benefits of $11,550 represent distribution and redemption fees paid by participants. All other Plan expenses were paid by the Company for the Plan year ended March 31, 2010.

(g)  Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The Codification supersedes all existing accounting and reporting standards other than the rules of the Securities and Exchange Commission (“SEC”). Updates to the Codification are being issued as Accounting Standards Updates, which will also provide background information about the guidance, and provide the basis for conclusions on changes in the Codification. The Codification became effective for the Plan during the Plan year end March 31, 2010, and did not affect the accounting policies of the Plan or existing GAAP.

In September 2009, the FSAB issued new accounting guidance which updated fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions of the investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not impact the Plan's financial statements. See Note 4, Investment, for additional disclosures on the Plan’s investment in common collective trusts.

In January 2010, the FASB issued guidance which requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. The Plan is currently evaluating the impact of adopting this guidance.

 (3)  Fair Value Measurements

Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1:  Inputs using unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2:  Inputs other than quoted prices in markets that are observable for the asset or liability, either directly or indirectly.

Level 3:  Inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methods used for assets measured at fair value.

Mutual funds: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

Common collective trusts: The fair value of the investments in the common/collective trusts is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

PSS World Medical, Inc. unitized stock fund: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded plus uninvested cash portion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

As of March 31, 2010 and 2009, the fair value of the Plan’s financial assets were measured using Level 1 or Level 2 inputs.  The following table presents the Plan's assets, by major category, at fair value on a recurring basis as of March 31, 2010 and 2009.

March 31, 2010	Level 1	Level 2	Total
Common collective trusts	$-	$15,383,458	$15,383,458
Mutual funds:
U.S large cap equity	28,551,195	-	28,551,195
U.S. mid cap equity	16,352,444	-	16,352,444
U.S. small cap equity	12,159,709	-	12,159,709
International equity	20,279,952	-	20,279,952
Bond funds	18,036,255	-	18,036,255
PSS World Medical, Inc. unitized stock fund	35,395,720	-	35,395,720
Total	$130,775,275	$15,383,458	$146,158,733

March 31, 2009	Level 1	Level 2	Total
Common collective trusts	$-	$13,829,399	$13,829,399
Mutual funds:
U.S large cap equity	18,035,502	-	18,035,502
U.S. mid cap equity	10,229,100	-	10,229,100
U.S. small cap equity	6,655,210	-	6,655,210
International equity	12,221,751	-	12,221,751
Bond funds	13,461,560	-	13,461,560
PSS World Medical, Inc. unitized stock fund	23,764,503	-	23,764,503
Total	$84,367,626	$13,829,399	$98,197,025

(4)  Investments

All investment elections are participant-directed funds. The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2010 and 2009:

	2010	2010	2009	2009
Description of Asset	Units	Value	Units	Value
PSS World Medical Inc. unitized stock fund	1,684,810	$35,395,720	1,833,637	$23,764,503
ABN AMRO Income Plus Fund*	2,266,423	15,383,458	2,226,097	13,829,399
PIMCO Total Return Admin Fund	1,195,631	13,199,766	999,947	10,129,464
American Funds Growth Fund of America	412,367	11,562,760
T. Rowe Price Growth Stock Fund			399,101	7,594,885
Janus Perkins Mid Cap Value Fund	503,305	10,524,114	537,586	7,590,720
Principal Large Cap S&P 500 Index	1,212,378	10,026,368	1,132,072	6,384,886
American EuroPacific Growth Fund	253,516	9,790,798	233,624	6,022,819
Jennison Dryden Small Company A Fund	443,647	7,732,768
William Blair Small Cap Growth Fund			375,139	4,486,660
All other assets less than 5%		32,542,981		18,393,689
Total		$146,158,733		$98,197,025

* The contract value for the ABN AMRO Income Plus Fund is $15,469,017 and $14,941,786 as of March 31, 2010 and 2009, respectively.

As of March 31, 2010 and 2009, the Plan invested in a common collective trust, ABN AMRO’s Income Plus Fund. The Income Plus Fund invests primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Plan has no unfunded commitments related to the Income Plus Fund and this fund is redeemable on a daily basis without restriction.  The Plan’s interest in the Income Plus Fund is calculated by applying the Plan’s ownership percentage in the Income Plus Fund to the total fair value of the Income Plus Fund.

The interest crediting rate as of March 31, 2010 and 2009 was 2.22% and 3.86%, respectively. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, the amount and timing of participant contributions, transfers, and withdrawals and the duration of the fixed-income investments that underlie the wrap contracts.

The average market yield of the Income Plus Fund for the year ended March 31, 2010 was 2.64%.

During the year ended March 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$27,358,344
PSS World Medical, Inc. unitized stock fund	14,313,342
Bond funds	779,944
Common collective trusts	222,725
Net appreciation in fair value of investments	$42,674,355

(5)  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.  During Plan year March 31, 2010, the Plan was notified by the Internal Revenue Service (“IRS”) that Plan year ended March 31, 2008 was under examination.  There have been no further developments on, or findings from, the examination.  On April 1, 2009, the Plan was amended and restated and filed a Form 5300, Application for Determination for Employee Benefit Plan on January 29, 2010, accordingly.

(6)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested in their employer contributions and earnings thereon.

(7)  Related Party Transactions

As of March 31, 2010 and 2009, the Plan owned 1,480,768 and 1,647,884 shares of the Company’s common stock, respectively, which represents approximately 2.6% and 2.7% of the outstanding common stock of the Company, respectively.  These shares along with cash represent 1,684,810 and 1,833,637 units of the unitized stock fund as of March 31, 2010 and 2009, respectively.

As of March 31, 2010 and 2009, payables to participants to satisfy the Actual Deferral Percentage Test totaled $319,390 and $381,680, and payables to Principal Financial Group representing pending trades totaled $12,769 and $12,901, respectively.  Principal Financial Group is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to the trustee for administrative services amounted to $11,550 for the Plan year ended March 31, 2010.

(8)  Risk and Uncertainties

The Plan invests in various investment securities including the Company’s common stock (approximately 24% of net assets available for benefits as of March 31, 2010), as described in Note 4, Investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of March 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$147,279,747	$98,914,831
Benefits allocated to participants	332,159	394,581
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	(85,559)	(1,112,387)
Net assets available for benefits per Form 5500	$147,526,347	$98,197,025

The following is a reconciliation of the change in net assets available for benefits per the financial statements as of March 31, 2010 to Form 5500:

2010
Change in net assets available for benefits per the financial statements	$48,364,916
Benefits allocated to participants	332,159
Prior year benefits allocated to participants	(394,581)
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	(85,559)
Prior year adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	1,112,387
Net income per Form 5500	$49,329,322

PSS World Medical, Inc. Savings Plan

EIN 59-2280364. Plan # 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) March 31, 2010

	Identity of party involved	Description of investment	Current Value
*	PSS World Medical, Inc.	PSS World Medical, Inc. common stock 1,684,810 units	$35,395,720
	ABN AMRO Investment Trust Company	ABN AMRO Income Plus Fund	13,154,057
	Janus Capital Group	Janus Perkins Mid Cap Value Fund	9,290,208
	Capital Research and Management Company	American Funds Growth Fund of America R3 Fund	9,226,031
	Pacific Investment Management Company	PIMCO Total Return Admin Fund	8,552,603
	Pacific Investment Management Company	PIMCO Real Return Admin Fund	2,081,063
	Prudential Funds	Jennison Dryden Small Company A Fund	7,616,853
	Capital Research and Management Company	American Europacific Growth Fund	6,132,461
	Oppenheimer Funds	Oppenheimer Global Fund	5,495,119
*	Principal Financial Group	Principal LargeCap S&P 500 Index Fund	5,412,755
	Van Kampen Investments	Invesco Van Kampen Growth & Income Fund	4,612,707
	Royce & Associates	Royce Pennsylvania Mutual Fund	3,462,266
	Goldman Sachs Asset Management	Goldman Sachs Growth Opportunities Fund	3,158,008
	Harbor Capital Advisors	Harbor International Investor Fund	1,301,598
*	Principal Financial Group	Principal MidCap S&P 400 Index R5 Fund	338,647
*	Principal Financial Group	Principal SmallCap S&P 600 Index R5 Fund	264,203
	American Century Investment Management	American Century Inflation Adjusted Bond Fund	51,717

*	Principal Financial Group	PSS World Medical, Inc., Moderate Portfolio, 1,875,037 units
		PIMCO Total Return Admin Fund	2,888,750
	*	Principal LargeCap S&P 500 Index R5 Fund	2,164,739
		American Europacific Growth Fund	1,714,384
		Harbor International Investor Fund	1,710,452
		PIMCO Real Return Admin Fund	1,612,356
		ABN AMRO Income Plus Fund	1,307,781
		Invesco Van Kampen Growth & Income Fund	1,085,685
		American Funds Growth Fund of America R3 Fund	1,080,557
		Goldman Sachs Growth Opportunities Fund	621,304
		Janus Perkins Mid Cap Value Fund	611,458
	*	Principal MidCap S&P 400 Index R5 Fund	469,262
	*	Principal SmallCap S&P 600 Index R5 Fund	156,506
		Royce Pennsylvania Mutual Investors Fund	155,422
			15,578,656
*	Principal Financial Group	PSS World Medical, Inc., Moderate Aggressive Portfolio, 847,403 units
	*	Principal LargeCap S&P 500 Index R5 Fund	1,172,144
		American Europacific Growth Fund	973,668
		Harbor International Investor Fund	971,462
		PIMCO Total Return Admin Fund	655,066
		Invesco Van Kampen Growth & Income Fund	622,497
		American Funds Growth Fund of America R3 Fund	619,550
		PIMCO Real Return Admin Fund	392,159
	*	Principal MidCap S&P 400 Index R5 Fund	348,713
		ABN AMRO Income Plus Fund	323,965
		Goldman Sachs Growth Opportunities Fund	277,037
		Janus Perkins Mid Cap Value Fund	272,638
	*	Principal SmallCap S&P 600 Index R5 Fund	139,576
		Jennison Dryden Small Company A Fund	70,575
		Royce Pennsylvania Mutual Investors Fund	69,296
			6,908,346

*	Principal Financial Group	PSS World Medical, Inc., Aggressive Portfolio, 558,262 units
	*	Principal LargeCap S&P 500 Index R5 Fund	1,015,683
		Harbor International Investor Fund	807,854
		American Europacific Growth Fund	767,146
		Invesco Van Kampen Growth & Income Fund	498,824
		American Funds Growth Fund of America R3 Fund	494,944
		Goldman Sachs Growth Opportunities Fund	270,967
		Janus Perkins Mid Cap Value Fund	268,408
	*	Principal MidCap S&P 400 Index R5 Fund	224,299
	*	Principal SmallCap S&P 600 Index R5 Fund	89,248
		Jennison Dryden Small Company A Fund	45,340
		Royce Pennsylvania Mutual Investors Fund	44,480
			4,527,193
*	Principal Financial Group	PSS World Medical, Inc., Moderate Conservative Portfolio, 283,945 units
		PIMCO Total Return Admin Fund	599,160
		PIMCO Real Return Admin Fund	367,020
		ABN AMRO Income Plus Fund	321,043
	*	Principal LargeCap S&P 500 Index R5 Fund	204,976
		American Europacific Growth Fund	160,702
		Harbor International Investor Fund	160,332
		Invesco Van Kampen Growth & Income Fund	114,227
		American Funds Growth Fund of America R3 Fund	113,686
		Janus Perkins Mid Cap Value Fund	67,546
	*	Principal MidCap S&P 400 Index R5 Fund	46,079
		Goldman Sachs Growth Opportunities Fund	45,757
	*	Principal SmallCap S&P 600 Index R5 Fund	23,052
		Royce Pennsylvania Mutual Investors Fund	22,892
			2,246,472
*	Principal Financial Group	PSS World Medical, Inc., Conservative Portfolio, 181,841 units
		PIMCO Total Return Admin Fund	504,187
		PIMCO Real Return Admin Fund	332,174
		ABN AMRO Income Plus Fund	276,612
	*	Principal LargeCap S&P 500 Index R5 Fund	56,071
		American Europacific Growth Fund	42,437
		Harbor International Investor Fund	42,337
		Invesco Van Kampen Growth & Income Fund	28,127
		American Funds Growth Fund of America R3 Fund	27,992
	*	Principal MidCap S&P 400 Index R5 Fund	14,177
		Goldman Sachs Growth Opportunities Fund	14,080
		Janus Perkins Mid Cap Value Fund	13,856
			1,352,050
			$146,158,733

* Party-in-interest

See accompanying independent registered public accounting firm’s report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: August 25, 2010

PSS WORLD MEDICAL, INC. SAVINGS PLAN

	By:	PSS World Medical, Inc., as Plan Administrator

	By:	/s/ David M. Bronson
		Name:	David M. Bronson
		Title:	Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm